Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-182417) on Form N-1A of Anfield Universal Fixed Income Fund, a separate series of the Two Roads Shared Trust, of our report dated December 30, 2013, relating to our audit of the financial statements and financial highlights, which appear in the Annual Report on Form N-CSR of Anfield Universal Fixed Income Fund, a separate series of the Two Roads Shared Trust, for the period from June 28, 2013 (commencement of operations) through October 31, 2013.

We also consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information and “Independent Registered Public Accountant” appearing in the Prospectus, which is part of this Registration Statement.

/s/ McGladrey LLP

Denver, Colorado

August 11, 2014